
December 31, 2013

Via E-mail
Stephen S. Trevor
Chief Executive Officer
Boulevard Acquisition Corp.
399 Park Avenue, 6th Floor
New York, NY 10022

> **Re:** **Boulevard Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 5, 2013**
> **CIK No. 0001592016**

Dear Mr. Trevor:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering

2. Please file your exhibits that are to be filed by amendment as soon as practicable. We may have additional comments upon review.

Registration Statement Cover Page

3. Please revise footnote 1 to the Calculation of Registration Fee table to identify the specific subsection of Rule 416 of the Securities Act of 1933 relied upon and to track the language of that subsection.

Prospectus Cover Page

4. Please revise this section to clarify that the warrants are only exercisable in whole shares.

Summary, page 1

5. Please revise the introductory portion of the summary to provide balanced disclosure regarding the implications to investors of receiving one-half warrants instead of whole warrants in light of the provision that the warrants are only exercisable in whole shares.

6. Please explain and substantiate what you mean when you state that you have experience in "simplifying and deleveraging" balance sheets which permits you to "pursue opportunities where others may not act."

7. As you have highlighted your management's experience in the prospectus summary, please revise the second full paragraph at the bottom of page 1 to add balancing language that your management team's expertise is not a guarantee of a successful initial business combination and that your management team is not required to devote any significant amount of time to your business per month and that they are concurrently involved in other businesses.

8. With a view towards revised disclosure, please tell us whether any member of your management team has experience identifying businesses in similar acquisition transactions.

9. Please revise to remove marketing language such as the "significant" contacts and "extensive" network of your management team.

10. Please revise page 3 to state as a belief and provide a basis for the statements that your management has a "reputation for integrity and fair dealing with sellers . . ." Please also revise to remove the term "attractive" in relation to your investment criteria, or explain, qualitatively and quantitatively, what you mean, by that term, both here and throughout the prospectus.

Investment Criteria, page 3

11. We note the disclosure that you seek to acquire companies that are at an "inflection point," are "underperforming," "exhibit unrecognized value" or "other characteristics that

have been disregarded by the marketplace." With a view towards revised disclosure, please tell us whether you will focus on business combinations with distressed companies and describe the qualitative and quantitative parameters that you will use in your due diligence process. Also clarify page 69 accordingly.

12. Please describe the "characteristics that have been disregarded by the marketplace."

The Offering, page 6

13. We note your disclosure on page 7 that after this offering you anticipate having 12,250,000 warrants outstanding. Assuming this includes the 4,750,000 private placement warrants to be sold simultaneously with this offering, please reconcile this figure with the disclosure in your fee table that you are registering 8,625,000 warrants, which together with the private placement warrants would equal a total of 13,375,000 warrants outstanding. Alternatively, clarify, if true, that the 12,250,000 warrants do not include the 1,125,000 warrants issuable upon exercise of the 45-day option granted to the underwriters to cover over-allotments, if any.

14. We note your disclosure on page 7 that warrants may only be exercised for whole numbers of shares. Please revise to clarify for investors what happens to any remaining one-half warrants in the event that they hold an odd number of units.

Redemption of public shares…if no initial business combination, page 20

15. We note that your sponsor, executive officer, directors, and director nominees have agreed, pursuant to a written agreement with you, that they will not propose any amendment to your amended and restated certificate of incorporation that would affect your obligation to redeem in the event you do not complete a business combination within the requisite period. Please file these agreements with your registration statement.

Risk Factors, page 26

16. We note the disclosure on page 80 that the company "may" require stockholders that wish to exercise their redemption rights to tender their certificates to the company's transfer agent prior to the stockholder meeting or to deliver their shares to the transfer agent electronically. Please add a risk factor addressing the potential impact on shareholders' redemption rights. Please also revise the disclosure in the summary to briefly (1) explain the reason and need for these additional steps and the tendering of certificates before the stockholder meeting, given that it is unclear whether conversion will occur; and (2) explain the procedures that the company will follow, if a shareholder tenders his shares, the proposed combination is not approved and the company continues to search for a target company.

Cautionary Note Regarding Forward-Looking Statements, page 53

17. Many of the statements in your submission relate to present facts or conditions, rather than to historical facts or future events. In light of this, the first sentence of this section beginning, "[t]he statements contained in this prospectus that are not purely historical," appears to be overly broad. Please narrow your statement accordingly or remove it.

Proposed Business, page 68

18. We note your statement that you "intend to focus on industries or sectors that complement [y]our management team's background." We further note your disclosure on page 96 that you do not expect management's duties "to present a significant actual conflict of interest with [y]our search for an initial business combination because Avenue and the companies in which it or its affiliates holds investments typically invest in debt securities and other debt obligations of these companies." Please describe the types of business that you intend on focusing on and clarify whether you intend on focusing on business combinations with companies that Avenue and the companies in which it or its affiliates holds investments.

Business Strategy, page 69

19. Because you expect investors to rely so heavily on the experience of your management team, revise this section to discuss, in specifics, the ways your management will utilize their broad network of contacts to identify a target company.

Investment Criteria, page 69

20. Please revise to explain what you mean by your statement that you plan on targeting companies that are at "an inflection point."

Sources of Target Businesses, page 75

21. Please explain why you believe that "target business candidates will be brought to [y]our attention from various unaffiliated sources, including, but not limited to, investment bankers, private investment funds and other members of [y]our network of business relationships."

Manner of Conducting Redemptions, page 78

22. We note your statement that the "decision as to whether we will seek stockholder approval of a proposed business combination or conduct a tender offer will be made by us, solely in our discretion . . ." Please clarify that under certain circumstances, such as if your company attempts to merge with a target, stockholder approval is required and therefore the decision to seek approval is not solely in your discretion.

23. We note your disclosure on page 107 that you plan on giving 30 days written notice of meetings requiring shareholder approval. Please revise to disclose this information here and on page 18, accordingly.

Executive Officer and Director Compensation, page 93

24. We note your disclosure that after the completion of your initial business combination, directors or members of your management team who remain with you may be paid consulting, management or other fees from the combined company. Please disclose whether there is a limit on the amount of consulting fees or other fees that may be paid to your executive officers and directors. Also describe the "other fees" referenced here.

Conflicts of Interest, page 96

25. Please revise to provide, for each executive officer, a list of entities for which a conflict of interest may or does exist vis-à-vis the company and state the priority and preference that the entity has with respect to performance of obligations and presentation of business opportunities. You may wish to do this in tabular form.

Principal Stockholders, page 99

26. We note your disclosure on page 101 describing the founder earn-out shares as "equal to 5.0% of [y]our issued and outstanding shares after this offering and the expiration of the underwriters' over-allotment option." As it appears the founder earn-out shares equal 25% of the founder shares held by your initial stockholders and 5% of your issued and outstanding shares after this offering and any exercise of the underwriters' over-allotment option, please clarify here.

Material U.S. Federal Tax Considerations, page 119

27. The discussion in this section appears to include legal conclusions. To the extent this discussion was prepared by counsel, please include a consent and name counsel.

Underwriting, page 128

28. Please revise to indicate compliance with Regulation M here.

Exhibit 5.1

29. The exhibit index indicates that legal counsel will provide a "form of" legality opinion. Please revise to indicate that counsel will provide a finalized and executed legality opinion.

Exhibit 10.6

30. Please delete the second sentence from investment representation (v), as it is not appropriate to ask purchasers to represent that they have reviewed the prospectus and have had the opportunity to ask management questions regarding the prospectus.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Alan I. Annex, Esq.
        Greenberg Traurig, LLP